News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	August 3, 2022

New KSM Preliminary Economic Assessment ("PEA") Sees Additional

Copper-Rich Block Cave Opportunity

PEA Based on Kerr and Iron Cap Deposits Not Included in Recently Updated PFS

39 Year PEA Mill Feed of 1.7 Bt Contains 16 B lb Copper and 23.2 Moz Gold

Base Case Operating Costs Estimated at US$0.38 Per Lb of Copper Produced after gold, silver and molybdenum credits

Base Case Total Cost (Including all Capital) Estimated at US$1.44 Per Lb of Copper
Produced after gold, silver and molybdenum credits

After Tax NPV5% US$5.8 B, After Tax IRR 18.9%, After Tax Payback in 6.2 Years

Toronto, Canada - Seabridge Gold announced today the results of a Preliminary Economic Assessment Study (the "2022 PEA") for a potential copper-rich underground mine  at its 100% owned KSM project located in northern British Columbia, Canada. The 2022 PEA is a stand-alone mine plan that has been undertaken to evaluate a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the 2022 Preliminary Feasibility Study ("PFS") mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output.

The 2022 PFS plan disclosed on 28 June 2022 is an open pit only plan with a 33 year mine life limited to the Mitchell, East Mitchell, and Sulphurets deposits. None of the mineral resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan. For the news release announcing the 2022 PFS results please click here.

Seabridge Gold Chairman and CEO Rudi Fronk noted: "KSM is really an entire district hosting a nest of potentially economic porphyry deposits with different characteristics. In our updated PFS we focused on the gold-rich deposits because of their faster payback and the relative simplicity of an open-pit only operation. However, we are very mindful that a deep deficit in mined copper is projected to be on the horizon as the world electrifies and moves towards a net zero carbon future. We therefore wanted to highlight KSM's potential to contribute to addressing this need more fully than the mine plan contained in our updated Preliminary Feasibility Study. We think this opportunity will be attractive to a prospective partner."

The 2022 PEA envisages an underground focussed mine plan starting with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave mine begins when Iron Cap development tapers off.  Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12. Over the entire 39-year mine life, mill feed will be delivered to a flotation concentration mill circuit.  The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Mineral Resources

The 2022 PFS and the 2022 PEA uses previously disclosed resource estimates that are based on US$1,300 per ounce gold, US$3.00 per pound copper, US$20.00 per ounce silver and US$9.70 per pound molybdenum. In addition, the resources are constrained by conceptual mining shapes.

Measured and Indicated Mineral Resources at KSM are estimated at 5.4 billion tonnes grading 0.51 grams per tonne gold, 0.16% copper, 2.4 grams per tonne silver, and 63 ppm molybdenum (88.4 million ounces of gold, 19.4 billion pounds of copper, 414 million ounces of silver, and 742 million pounds of molybdenum). An additional 5.7 billion tonnes are estimated in the Inferred Mineral Resource category grading 0.36 grams per tonne gold, 0.28% copper, 2.2 grams per tonne silver, and 33 ppm molybdenum (65.6 million ounces of gold, 35.2 billion pounds of copper and 406 million ounces of silver, and 415 million pounds of molybdenum). A detailed table of KSM's mineral resources can be found at the end of this news release.

2022 PEA Mine Design

Kerr open pit has been designed to supplement block cave mill feed during the ramp up of the PEA block cave production.

Waste to mill feed cut-offs are determined using a Net Smelter Return ("NSR") for each block in the model. The pit delineated resources for the 2022 PEA use an NSR cut-off of C$10.75/t. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$ 0.83 per C$1.00 are used in the NSR calculations.

The underground block caving mine designs for Iron Cap and Kerr are based on modeling using GEOVIA's Footprint Finder (FF) software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years.  The Iron Cap block cave is located adjacent to the Mitchell-Treaty Tunnels ("MTT"), the transportation conduit between mine and mill.

The Iron Cap mine is designed as a partially electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level.  The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life.

The Kerr block cave has an estimated development duration of five years, a production ramp-up period of 5 years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift.

The Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for improvement by electrification.

The mining NSR shut-off is C$20 per tonne for the Iron Cap block cave and C$18 per tonne for the Kerr block cave. The mill feed contained in the mine plan for the 2022 PEA including dilution and mining losses are stated as follows.

Mill Feed from the PEA Mine Plan

Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold (g/t)	Copper (%)	Silver (g/t)	Gold M oz's	Copper M lbs	Silver M oz's
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Kerr	Open Pit	M+I	117	0.26	0.51	1.4	1.0	1,315	5
		Inferred	7	0.74	0.09	1.5	0.2	14	0
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Mill Feed Mined		M+I	223	0.35	0.45	1.8	2.5	2,226	13
		Inferred	1,469	0.44	0.43	2.3	20.7	13,777	109

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Production

The 2022 PEA assumes that the 2022 PFS plan has been completed. Open pit mining equipment will be relocated to the Kerr deposit to begin pre-stripping while the Iron Cap block cave is being developed. Year 1 of the 2022 PEA mine life coincides with the first year of mill feed from the Iron Cap deposit. Mill feed from Kerr block cave begins in Year 7. The 2022 PEA production plan produces 14.3 Billion pounds of copper, 14.3 Million ounces of gold, 68.2 million ounces of silver, and 13.8 million pounds of molybdenum from 1.7 Billion tonnes of mill feed over a 39 year mine life. The production schedule is shown in the graph below.

2022 PEA Mill Feed Production Schedule

Average annual production is summarized estimated as follows:

Average Annual Metal Production

Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.43
Copper (%)	0.43
Silver (grams per tonne)	2.2
Molybdenum (parts per million)	24
Average Annual Production:
Gold (ounces)	368,000
Copper (pounds)	366 million
Silver (ounces)	1.8 million
Molybdenum (pounds)	0.4 million

Note: Annual production shows total metal contained in

copper concentrate, doré, and molybdenum concentrate.

Tailing management is envisioned as a combination of technically viable storage approaches that will be refined in future studies to comprise appropriate and responsible solutions depending on best selected locations and available technology.

Capital Costs

Initial capital cost for the 2022 PEA is estimated at US$1.5 billion with sustaining capital over the 39 year mine life estimated at US$12.8 billion dominated by block cave development capital. Initial capital includes all capital until the first year of mill feed (Year 1). Capital estimates are summarized as follows:

2022 PEA Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	828	6,678	7,506
Process	0	651	651
Tailings Management Facility	74	664	738
On-site Infrastructure	26	573	599
Power Supply/Energy Recovery	0	112	112
Total Direct Capital	927	8,678	9,606
Indirect cost	253	1249	1,502
Contingency	320	2824	3,145
Total Capital	1,500	12,752	14,252

Note: Numbers may not add due to rounding

Operating Costs

Average mine, process and G&A operating costs over the project's life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.98 per tonne milled (before base metal credits). A breakdown of estimated unit operating costs is as follows:

2022 PEA LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	4.99
Process	4.31
G&A + Site Services	1.89
Tailings Storage/Handling	0.15
Water Management/Treatment	0.68
Energy Recovery	-0.09
Provincial Sales Tax	0.05
Total Operating Costs	11.98

Economic Analysis

A Base Case economic evaluation was undertaken incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. This approach is used because it is consistent with the 2022 PFS Base Case. Molybdenum price is based on a recent study for a primary molybdenum project. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project's sensitivity to lower prices; and, (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three are as follows:

2022 PEA Projected Economic Results (US$)

	2022 PEA Base Case	2022 PEA Alternate Case	2022 PEA Recent Spot Case
Metal Prices:
Gold ($/ounce)	1,742	1,500	1,850
Copper ($/pound)	3.53	3.00	4.25
Silver ($/ounce)	21.90	20.00	22.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Pound of Copper Produced (life of mine)	$0.38	$0.59	$0.32
Total Cost Per Pound of Copper Produced (inclusive of all capital)	$1.44	$1.64	$1.38
Pre-Tax Results:
Net Cash Flow (billions)	$29.8	$19.4	$40.9
NPV @ 5% Discount Rate (billions)	$9.7	$5.8	$13.9
Internal Rate of Return	24.0%	17.4%	30.4%
Payback Period (years)	4.7	7.5	3.9
Post-Tax Results:
Net Cash Flow (billions)	$18.5	$11.9	$25.6
NPV @ 5% Discount Rate (billions)	$5.8	$3.3	$8.4
Internal Rate of Return	18.9%	13.5%	24.0%
Payback Period (years)	6.2	8.7	4.4

Note:

  The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
  Results include consideration of Royalties and Impact Benefit Agreements.
  Operating and total cost per pound of copper produced are after gold, silver and molybdenum credits.
  The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.
  Cash flows are discounted to the start of the 2022 PEA development.
  Payback years are measured from the first year of mill feed.

The NI 43-101 Technical Report will include sensitivity analyses illustrating the impact on project economics from positive and negative changes to metal prices, capital costs and operating costs.

National Instrument 43-101 Disclosure The 2022 KSM PEA was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The principal consultants who contributed to the 2022 PEA, and their Qualified Persons are listed below along with their areas of responsibility:

  Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)
  Wood Plc. under the direction of Henry Kim P.Geo. (Mineral Resources)
  WSP Golder, under the Direction of Ross Hammett P.Eng (Block Cave mining)
  Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit mining, MTT and rail mill feed conveyance design, tunnel capital costs)
  W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)
  ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)
  Klohn Crippen Berger Ltd. Under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailing management facility, water treatment dam and RSF and tunnel geotechnical)

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable. Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) estimates of the capital costs and timing of constructing the facilities for the potential mine expansion and bringing the additional mine areas into production, of operating such mine, of sustaining capital and the duration of capital payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; (v) estimates of block cave ramp-up, production and ramp-down rates; (vi) the assumptions on which the various estimates are made are reasonable; and (vii) projections of a future deep deficit in mined copper. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iv) the capacities and durability of various machinery and equipment; (v) the availability of personnel, machinery, equipment and hydro-electric power at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed construction and operations timelines; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the successful conclusion of consultation with impacted indigenous groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs (and metals prices) will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; unavailability of hydro-electric power and risks relating to the costs of other energy sources; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or the conclusion of successful consultation with impacted indigenous groups; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2021 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

KSM Project Mineral Resources (Inclusive of Mineral Reserves as stated above)

Measured Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	692,000	0.68	15.1	0.19	2,876	3.3	72.8	52	79
East Mitchell	$11.25	1,013,000	0.65	21.0	0.11	2,514	1.8	59.2	89	198
KSM Total		1,705,000	0.66	36.2	0.14	5,390	2.4	132.0	74	277

Indicated Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	$10.75- $11.25 NSR Pits $16 NSR UG
Mitchell		1,667,000	0.48	25.9	0.14	5,120	2.8	149.2	66	241
East Mitchell		746,000	0.42	10.0	0.08	1,390	1.7	41.8	79	130
Sulphurets		446,000	0.55	7.9	0.21	2,064	1.0	14.3	53	52
Kerr		374,000	0.22	2.7	0.41	3,405	1.1	13.7	5	4
Iron Cap		423,000	0.41	5.6	0.22	2,051	4.6	62.6	41	38
KSM Total		3,656,000	0.44	52.1	0.17	14,030	2.4	281.6	58	465

Measured plus Indicated Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	$10.75- $11.25 NSR Pits $16 NSR UG
Mitchell		2,359,000	0.54	41.1	0.15	7,996	2.9	222.0	62	320
East Mitchell		1,759,000	0.55	31.2	0.10	3,904	1.8	101.0	85	328
Sulphurets		446,000	0.55	7.9	0.21	2,064	1.0	14.3	53	52
Kerr		370,000	0.22	2.7	0.41	3,405	1.1	13.7	5	4
Iron Cap		423,000	0.41	5.6	0.22	2,051	4.6	62.6	41	38
KSM Total		5,357,000	0.51	88.4	0.16	19,420	2.4	413.7	63	742

Inferred Resources

Project	Cut Off ($/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
KSM:	$10.75 NSR Pits $16 NSR UG
Mitchell		1,283,000	0.29	11.8	0.14	3,832	2.5	102.2	47	133
East Mitchell		281,000	0.37	3.3	0.07	403	2.3	21.1	61	38
Sulphurets		223,000	0.44	3.2	0.13	639	1.3	9.3	30	15
Kerr		1,999,000	0.31	19.8	0.40	17,720	1.8	114.4	23	103
Iron Cap		1,899,000	0.45	27.5	0.30	12,556	2.6	158.7	30	126
KSM Total		5,685,000	0.36	65.6	0.28	35,150	2.2	405.8	33	415

Note:

  The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022, and for Kerr, Sulphurets and Iron Cap is December 31, 2019.
  The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person.  Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.
  Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
  Mineral Resources were constrained within mineable shapes depending on their mining methods.
  Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo.
  For other key assumption parameters, methods used for: Mitchell and East Mitchell, see news release "Seabridge Gold Reports Updated Mineral Resource Estimates for Mitchell and East Mitchell Deposits" dated April 14, 2022; Kerr, Sulphuret, and Iron Cap, see "KSM (KERR-SULPHURETS-MITCHELL) PREFEASIBILITY STUDY UPDATE, NI 43-101 TECHNICAL REPORT" dated April 30, 2020.
  Numbers may not add due to rounding.

Note:  United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300.  Accordingly, the Issuer's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC's mining disclosure standards.  Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.